Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2018 Results

TORONTO, November 6, 2018 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the third quarter ended September 30, 2018. The company also reaffirmed and updated part of its Outlook for 2018 as previously provided in May 2018.

“Our third-quarter results continued to build on a solid first half,” said Jim Smith, president and chief executive officer of Thomson Reuters. “Accelerating sales momentum and strong recurring revenue growth delivered our best top-line performance in more than two years. Achieving 3% organic growth is particularly encouraging and we view this as a base to build upon. Our year-to-date performance strengthens our confidence that we are on track to deliver a solid year and an even better 2019.”

Consolidated Financial Highlights—Three Months Ended September 30

Unless otherwise noted, all results are from continuing operations and exclude the results of the company’s former Financial & Risk business unit (F&R), which is now known as Refinitiv. On October 1, 2018, the company closed the sale of a 55% interest in F&R to private equity funds managed by Blackstone. For 2018 reporting purposes, F&R was classified as a discontinued operation for the third quarter and first nine months of the year, Reuters News is a reportable segment and prior-year results have been restated accordingly.

Three Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2018	2017	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,292	$1,272	2%
Operating profit	$162	$288	-44%
Diluted earnings per share (EPS) (includes discontinued operations)	$0.37	$0.46	-20%
Cash flow from operations (includes discontinued operations)	$850	$808	5%

Non-IFRS Financial Measures(1)
Revenues	$1,292	$1,272	2%	3%
Adjusted EBITDA	$302	$388	-22%	-21%
Adjusted EBITDA margin	23.4%	30.5%	-710bp	-710bp
Adjusted EPS	$0.11	$0.27	-59%	-59%
Free cash flow (includes discontinued operations)	$599	$531	13%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 2% due to higher recurring revenues. Foreign currency had a negative 1% impact on revenue growth.

o	At constant currency, revenues increased 3%. Organic revenue growth was also 3%, driven by 5% growth in recurring revenues, which comprised 76% of total revenues.

Operating profit decreased 44% due to investments to reposition Thomson Reuters in anticipation of separating F&R from the company, higher depreciation and compensation-related expenses within the business segments. The prior-year period also benefited from the sale of a portion of an investment.

o	Adjusted EBITDA decreased 22% and the margin decreased to 23.4%, primarily reflecting investments to reposition Thomson Reuters and additional expenses within the business segments.

Diluted earnings per share (EPS) decreased 20% as lower operating profit and higher income tax expense from continuing operations more than offset higher net earnings from discontinued operations, which increased primarily because F&R assets held for sale are not depreciated.

Thomson Reuters Reports Third-Quarter 2018 Results

o	Adjusted EPS, which excludes discontinued operations, was $0.11 and decreased $0.16 per share, or 59%, primarily due to lower adjusted EBITDA.

Cash flow from operations increased $42 million, primarily due to favorable working capital movements within discontinued operations.

o	Free cash flow increased $68 million, reflecting the same factor as well as lower capital expenditures.

Highlights by Business Unit – Three Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	September 30,		Change
	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal(1)	$883	$860	3%	-1%	4%
Tax & Accounting	341	341	0%	-3%	3%
Reuters News	71	73	-3%	1%	-4%
Eliminations	(3)	(2)

Revenues	$1,292	$1,272	2%	-1%	3%

Adjusted EBITDA
Legal(1)	$327	$345	-5%	0%	-5%
Tax & Accounting	93	95	-2%	0%	-2%
Reuters News	6	7	-14%	3%	-17%
Corporate	(124)	(59)	n/a	n/a	n/a

Adjusted EBITDA	$302	$388	-22%	-1%	-21%

Adjusted EBITDA Margin
Legal(1)	37.0%	40.1%	-310bp	20bp	-330bp
Tax & Accounting	27.3%	27.9%	-60bp	80bp	-140bp
Reuters News	8.5%	9.6%	-110bp	0bp	-110bp
Corporate	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	23.4%	30.5%	-710bp	0bp	-710bp

n/a: not applicable

(1)  Includes certain portions of the F&R Risk business (Regulatory Intelligence and Compliance Learning) that were retained by the Thomson Reuters Legal segment in connection with the sale of 55% of the F&R business. These businesses generated approximately $69 million of annual revenues in 2017.

Unless otherwise noted, all revenue growth comparisons by business unit in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Legal

Revenues increased 4% to $883 million (organic revenue growth was 3%).

o	Recurring revenues grew 5% (73% of total).
o	Global print revenues declined 4% (18% of total).
o	Transactions revenues grew 7% (9% of total).

Adjusted EBITDA decreased 5% to $327 million.

o

The margin decreased to 37.0% from 40.1% primarily due to compensation-related costs, investments in Westlaw Edge, and a difficult prior-year period comparative margin. For the full year, Legal’s margin is expected to be comparable to the nine-month figure.

Thomson Reuters Reports Third-Quarter 2018 Results

Tax & Accounting

Revenues increased 3% to $341 million and reflected a negative impact from the adoption of a new accounting standard, IFRS 15. Excluding the impact of IFRS 15, revenues increased 4% organically. For the full year, IFRS 15 is expected to have a nominal impact on revenue growth. Currency had a 300 basis point negative impact on reported revenue growth.

o	Recurring revenues grew 5% (80% of total).
o	Transactions revenues declined 5% (16% of total).
o	Print revenues grew 8% (4% of total).

Adjusted EBITDA decreased 2% to $93 million.

o	The margin decreased slightly to 27.3% from 27.9%, primarily due to the impact of IFRS 15 and compensation-related costs.
o

As a reminder, Tax & Accounting is a seasonal business. Nearly 60% of its full-year revenues are historically generated in the first and fourth quarters. As such, the margin performance of this business is generally weaker in the second and third quarters as costs are incurred in a more linear fashion throughout the year. The company expects Tax & Accounting’s full-year 2018 margin to be in line with, or marginally higher than, the prior-year margin.

Reuters News

Revenues declined 4% to $71 million due to lower recurring revenues.

The 30-year agreement for Reuters News to supply news and editorial content to the new Refinitiv partnership for a minimum of $325 million per year took effect at the October 1, 2018 closing of the F&R transaction. Reuters News revenues will begin to reflect Refinitiv payments in the fourth quarter.

o	Recurring revenues declined 5% (83% of total).
o	Transactions revenues were unchanged (17% of total).

Adjusted EBITDA was $6 million, down $1 million from the prior-year period.

o	The margin decreased to 8.5% from 9.6%.

Corporate

Corporate costs at the adjusted EBITDA level were $124 million compared to $59 million in the prior-year period. As previously disclosed, this was due to higher costs, which included investments to reposition Thomson Reuters following the separation of the F&R business and formation of the new Refinitiv partnership. These cash investments are expected to be incurred in 2018 and 2019.

Thomson Reuters Reports Third-Quarter 2018 Results

Financial & Risk – Discontinued Operation

(Millions of U.S. dollars, except for adjusted EBITDA margin) (unaudited)

Financial & Risk (Discontinued Operation)(1)	Three Months Ended
	September 30,		Change
	2018	2017	Total	Foreign Currency	Constant Currency(2)
Revenues	$1,541	$1,525	1%	-1%	2%
Adjusted EBITDA	$482	$461	5%	-1%	6%
Adjusted EBITDA margin	31.3%	30.2%	110bp	10bp	100bp
Cash flow from operations	$583	$413	41%
Free cash flow (non-IFRS measure)(2)	$442	$296	49%
Capital expenditures	$116	$96	21%

(1)  Excludes certain portions of the F&R Risk business (Regulatory Intelligence and Compliance Learning) that were retained by the Thomson Reuters Legal segment in connection with the sale of 55% of the F&R business. These businesses generated approximately $69 million of annual revenues in 2017.

(2)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 2% to $1.5 billion.

o	Recurring revenues grew 2% (77% of total).
o	Transactions revenues grew 5% (15% of total), including a 100 basis point positive impact from the adoption of a new accounting standard, IFRS 15.
o	Recoveries revenues were unchanged (8% of total).

Adjusted EBITDA increased 5% to $482 million.

o	The margin increased to 31.3% from 30.2%.
o

Adjusted EBITDA included $39 million of costs related to the separation of the business. Excluding these costs, adjusted EBITDA increased 13% and the margin increased 360 basis points, primarily due to higher revenues and technology cost savings.

Cash flow from operations increased 41% due to favorable working capital movements.

o	Free cash flow increased 49% to $442 million, reflecting the same factors.

Consolidated Financial Highlights – Nine Months Ended September 30

Nine Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2018	2017	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$3,982	$3,883	3%
Operating profit	$634	$780	-19%
Diluted EPS (includes discontinued operations)	$0.77	$1.13	-32%
Cash flow from operations (includes discontinued operations)	$2,072	$1,274	63%

Non-IFRS Financial Measures(1)
Revenues	$3,982	$3,883	3%	3%
Adjusted EBITDA	$1,080	$1,183	-9%	-9%
Adjusted EBITDA margin	27.1%	30.5%	-340bp	-330bp
Adjusted EPS	$0.55	$0.71	-23%	-23%
Free cash flow (includes discontinued operations)	$1,274	$526	142%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Thomson Reuters Reports Third-Quarter 2018 Results

Revenues increased 3% due to higher recurring revenues, with no impact from foreign currency.

Operating profit decreased 19% due to higher costs, which included investments to reposition Thomson Reuters in anticipation of separating the F&R business from the company, higher depreciation and additional expenses within the business segments. The prior-year period also benefited from the sale of a portion of an investment.

o	Adjusted EBITDA decreased 9% and the margin decreased to 27.1%, primarily reflecting investments to reposition Thomson Reuters and additional expenses within the business segments.

Diluted EPS decreased 32% due to lower operating profit and higher income tax expense from continuing operations, as well as lower net earnings from discontinued operations, which included an $850 million deferred tax charge (most of which was recorded in the first quarter of 2018) associated with the sale of a 55% interest in the F&R business. The tax charge was required to be recorded when the business was first considered held for sale, rather than when the sale was completed.

o	Adjusted EPS, which excludes discontinued operations, was $0.55, and decreased $0.16 per share, or 23%, primarily due to lower adjusted EBITDA.

Cash flow from operations increased $798 million primarily because the prior-year period included a $500 million pension contribution, as well as favorable movements in working capital within discontinued operations.

o	Free cash flow increased $748 million, reflecting the same factors.

Highlights by Business Unit – Nine Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Nine Months Ended
	September 30,		Change
	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal(1)	$2,637	$2,559	3%	0%	3%
Tax & Accounting	1,137	1,108	3%	-1%	4%
Reuters News	215	221	-3%	2%	-5%
Eliminations	(7)	(5)
Revenues	$3,982	$3,883	3%	0%	3%

Adjusted EBITDA
Legal(1)	$967	$984	-2%	0%	-2%
Tax & Accounting	331	339	-2%	-1%	-1%
Reuters News	22	29	-24%	5%	-29%
Corporate	(240)	(169)	n/a	n/a	n/a
Adjusted EBITDA	$1,080	$1,183	-9%	0%	-9%

Adjusted EBITDA Margin
Legal(1)	36.7%	38.5%	-180bp	0bp	-180bp
Tax & Accounting	29.1%	30.6%	-150bp	10bp	-160bp
Reuters News	10.2%	13.1%	-290bp	20bp	-310bp
Corporate	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	27.1%	30.5%	-340bp	-10bp	-330bp

n/a: not applicable

(1)  Includes certain portions of the Risk business (Regulatory Intelligence and Compliance Learning) that were retained by the Legal segment in connection with the sale of 55% of the F&R business. These businesses generated approximately $69 million of annual revenues in 2017.

Thomson Reuters Reports Third-Quarter 2018 Results

Financial & Risk – Discontinued Operation

(Millions of U.S. dollars, except for adjusted EBITDA margin) (unaudited)

Financial & Risk (Discontinued Operation)(1)	Nine Months Ended
	September 30,		Change
	2018	2017	Total	Foreign Currency	Constant Currency(2)
Revenues	$4,677	$4,511	4%	2%	2%
Adjusted EBITDA	$1,480	$1,380	7%	1%	6%
Adjusted EBITDA margin	31.6%	30.6%	100bp	-20bp	120bp
Cash flow from operations	$1,244	$935	33%
Free cash flow (non-IFRS measure)(2)	$822	$565	45%
Capital expenditures	$362	$318	14%

(1)  Excludes certain portions of the F&R Risk business (Regulatory Intelligence and Compliance Learning) that were retained by Thomson Reuters Legal segment in connection with the sale of 55% of the F&R business. These businesses generated approximately $69 million of annual revenues in 2017.

(2)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

New Organizational Structure

In July 2018, the company began transitioning from a product-centric structure to a customer-centric structure. Thomson Reuters is organizing its Legal and Tax & Accounting business units into three customer segments: Legal Professionals, Tax Professionals and Corporates. Global print will be reported as a separate segment, reflecting the way that the company manages the business. Reuters News will continue to be reported as a segment.

This new structure is intended to move decision making closer to the customer and allow the company to serve customers better with its full suite of offerings. The company plans to begin reporting under the new organizational structure with its fourth-quarter 2018 results.

Business Outlook 2018 (At Constant Currency)

Thomson Reuters today reaffirmed its Outlook for 2018 as previously provided on May 11, 2018 except for an update to its full-year 2018 adjusted EBITDA and estimated effective tax rate (see below).

The company’s 2018 Outlook assumes constant currency rates compared to 2017 and does not factor in the impact of acquisitions or divestitures that may occur, except for the F&R transaction, which closed on October 1, 2018. F&R was considered a discontinued operation for the first three quarters of 2018 and is excluded from the company’s 2018 Outlook.

For the full-year 2018, the company currently expects:

•	Low single-digit revenue growth (excludes any fourth-quarter 2018 payments to Reuters News from Refinitiv following the closing of the transaction)

•	Adjusted EBITDA of approximately $1.3 billion—including the costs referred to below (previously $1.2 billion to $1.3 billion)

•	Total Corporate costs between $500 million and $600 million (including stranded costs and investments to reposition the company following the separation of the businesses)

•	Depreciation and amortization of computer software between $500 million and $525 million

•	Capital expenditures of approximately 10% of revenues

•	Effective tax rate on adjusted earnings between 17% and 19% (previously 14%-16%)

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Thomson Reuters Reports Third-Quarter 2018 Results

Dividend

In October 2018, Thomson Reuters announced a $0.02 per share annualized increase in the dividend to $1.40 per common share. A quarterly dividend of $0.35 per share is payable on December 17, 2018 to common shareholders of record as of November 15, 2018. Thomson Reuters has increased its common share dividend for 25 consecutive years.

Financial & Risk Transaction Proceeds Update

On October 1, 2018, Thomson Reuters closed the sale of a 55% interest in the company’s F&R business to private equity funds managed by Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. The F&R business is now known as Refinitiv. Thomson Reuters received approximately $17 billion in gross cash proceeds at the closing and retained a 45% interest in the business. Beginning with its results for the fourth quarter of 2018, Thomson Reuters IFRS results will include the company’s 45% share of Refinitiv’s results reported in a single line item on the company’s income statement titled “Share of post-tax earnings in equity method investments”. Thomson Reuters’ non-IFRS measures, including adjusted earnings, will exclude its share of post-tax earnings in equity method investments.

The company is in the process of returning $10 billion of the F&R transaction proceeds to its shareholders.

•

In October 2018, Thomson Reuters returned approximately $6.5 billion to shareholders pursuant to a substantial issuer bid/tender offer. The company’s principal shareholder (Woodbridge) participated pro rata in the substantial issuer bid/tender offer.

•

Since announcing the F&R transaction on January 30, 2018, the company has returned approximately $1 billion to shareholders through open market share repurchases under its normal course issuer bid (NCIB). As of October 31, 2018, the company repurchased 23.3 million shares at an average share price of $42.96 through its NCIB.

•

The company plans to return approximately $2.5 billion to shareholders through a return of capital transaction, which was announced on October 8, 2018 and is expected to be completed by the end of November. Additional information about the proposed return of capital transaction is set forth below.

Thomson Reuters used approximately $4 billion of the F&R transaction cash proceeds to repay debt, enabling it to remain substantially below its target leverage ratio (net debt/adjusted EBITDA) of 2.5:1.

As previously disclosed, the company intends to utilize $2 billion of the proceeds to fund strategic, targeted acquisitions to bolster its positions in key growth segments of its Legal Professionals, Tax Professionals and Corporates businesses. The company expects to use the remaining $1 billion to cover cash taxes, pension contributions, bond redemption costs, and other fees and outflows related to the transaction. These funds include $500 million to $600 million of spend that the company views as necessary to eliminate stranded costs as well as investments to reposition the company following the separation of the businesses.

Return of Capital Transaction

A special meeting of Thomson Reuters shareholders will be held on Monday, November 19, 2018. Shareholders will be asked to approve the distribution of $4.45 in cash per common share (approximately $2.5 billion) to holders of common shares and a consolidation of outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution. The transaction is expected to be tax-free for Canadian tax purposes. Certain shareholders who are taxable in a jurisdiction outside of Canada will be able to opt out of the transaction. For shareholders who are subject to income tax outside of Canada, opting out of the transaction may be preferable to participating in the transaction. As such, the company strongly recommends that non-Canadian resident shareholders consult with their tax or other professional advisor about the opt-out right for the transaction prior to November 14, 2018. Full details of the proposed transaction are described in the company’s management proxy

Thomson Reuters Reports Third-Quarter 2018 Results

circular and other related materials dated October 23, 2018 and can be found on the Thomson Reuters Investor Relations website.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the business unit or segment level), free cash flow, adjusted EPS, and selected measures excluding the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables. The term “organic” refers to Thomson Reuters’ existing businesses before the impact of acquisitions, dispositions and IFRS 15.

The company’s business outlook contains various non-IFRS financial measures. For outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2018 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions that it does not anticipate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook 2018 (At Constant Currency)” section, Mr. Smith’s comments, statements regarding the company’s anticipated uses of proceeds from the F&R transaction, Legal’s and Tax & Accounting’s expected full-year adjusted EBITDA margin, and the expected timing for the return of capital transaction, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the return of capital transaction will be completed or that the events described in any other forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2018. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2018 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in most of the countries where Thomson Reuters operates, a continued increase in demand for high quality information and workflow solutions and a continued need for trusted products and services that help customers navigate changing geopolitical, economic and regulatory environments. Internal financial and operational assumptions include, but are not limited to, the successful execution of sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; increased accessibility to free or relatively inexpensive information sources; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to

Thomson Reuters Reports Third-Quarter 2018 Results

organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements, risk of antitrust/competition-related claims or investigations; impairment of goodwill and other identifiable intangible assets; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; difficulties separating F&R from the company; and failure to realize the benefits of the Refinitiv partnership. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Head of Communications +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its third-quarter 2018 results today beginning at 8:30 a.m. Eastern Standard Time (EST). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2018 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
CONTINUING OPERATIONS
Revenues	$1,292	$1,272	$3,982	$3,883
Operating expenses	(985)	(888)	(2,901)	(2,698)
Depreciation	(24)	(23)	(83)	(85)
Amortization of computer software	(96)	(76)	(294)	(265)
Amortization of other identifiable intangible assets	(26)	(33)	(83)	(103)
Other operating gains, net	1	36	13	48

Operating profit	162	288	634	780
Finance costs, net:
Net interest expense	(82)	(89)	(241)	(270)
Other finance (costs) income	(11)	(57)	10	(145)

Income before tax and equity method investments	69	142	403	365
Share of post-tax earnings (losses) in equity method investments	1	1	5	(4)
Tax expense	(128)	—	(152)	(26)

(Loss) earnings from continuing operations	(58)	143	256	335
Earnings from discontinued operations, net of tax	349	205	381	533

Net earnings	$291	$348	$637	$868

Earnings attributable to:
Common shareholders	261	330	547	819
Non-controlling interests	30	18	90	49
Earnings per share:
Basic and diluted earnings (loss) per share:
From continuing operations	$(0.08)	$0.20	$0.36	$0.46
From discontinued operations	0.45	0.26	0.41	0.67

Basic and diluted earnings per share	$0.37	$0.46	$0.77	$1.13

Basic weighted-average common shares	701,212,419	715,532,769	707,181,793	721,205,041

Diluted weighted-average common shares	701,212,419	716,900,125	708,074,979	722,527,597

Thomson Reuters Reports Third-Quarter 2018 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	September 30,	December 31,
	2018	2017
Assets
Cash and cash equivalents	$507	$874
Trade and other receivables	871	1,457
Other financial assets	42	98
Prepaid expenses and other current assets	419	548

Current assets excluding assets held for sale	1,839	2,977
Assets held for sale	14,605	—

Current assets	16,444	2,977

Computer hardware and other property, net	459	921
Computer software, net	890	1,458
Other identifiable intangible assets, net	3,276	5,315
Goodwill	5,009	15,042
Other financial assets	37	83
Other non-current assets	572	605
Deferred tax	62	79

Total assets	$26,749	$26,480

Liabilities and equity
Liabilities
Current indebtedness	$2,127	$1,644
Payables, accruals and provisions	1,291	2,086
Deferred revenue	718	937
Other financial liabilities	791	129

Current liabilities excluding liabilities associated with assets held for sale	4,927	4,796
Liabilities associated with assets held for sale	1,779	—

Current liabilities	6,706	4,796

Long-term indebtedness	4,955	5,382
Provisions and other non-current liabilities	1,060	1,740
Other financial liabilities	54	279
Deferred tax	1,424	708

Total liabilities	14,199	12,905

Equity
Capital	9,311	9,549
Retained earnings	6,618	7,201
Accumulated other comprehensive loss	(3,906)	(3,673)

Total shareholders’ equity	12,023	13,077
Non-controlling interests	527	498

Total equity	12,550	13,575

Total liabilities and equity	$26,749	$26,480

Thomson Reuters Reports Third-Quarter 2018 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Cash provided by (used in):
Operating activities
(Loss) earnings from continuing operations	$(58)	$143	$256	$335
Adjustments for:
Depreciation	24	23	83	85
Amortization of computer software	96	76	294	265
Amortization of other identifiable intangible assets	26	33	83	103
Net gains on disposals of businesses and investments	—	(35)	—	(35)
Deferred tax	82	(94)	57	(106)
Other	60	63	118	274
Pension contribution	—	—	—	(500)
Changes in working capital and other items	37	191	(63)	(28)

Operating cash flows from continuing operations	267	400	828	393
Operating cash flows from discontinued operations	583	408	1,244	881

Net cash provided by operating activities	850	808	2,072	1,274

Investing activities
Acquisitions, net of cash acquired	(32)	(1)	(60)	(1)
Proceeds from disposals of businesses and investments	6	40	6	50
Capital expenditures	(110)	(160)	(420)	(392)
Proceeds from disposals of property and equipment	—	—	27	—
Other investing activities	1	1	19	16

Investing cash flows from continuing operations	(135)	(120)	(428)	(327)
Investing cash flows from discontinued operations	(110)	(98)	(356)	(486)

Net cash used in investing activities	(245)	(218)	(784)	(813)

Financing activities
Proceeds from debt	—	—	1,370	—
Repayments of debt	(500)	(550)	(1,370)	(1,100)
Net borrowings under short-term loan facilities	17	555	78	705
Repurchases of common shares	(129)	(230)	(488)	(808)
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid on common shares	(232)	(237)	(707)	(720)
Other financing activities	9	14	10	30

Financing cash flows from continuing operations	(836)	(449)	(1,109)	(1,895)
Financing cash flows from discontinued operations	(25)	(19)	(60)	(50)

Net cash used in financing activities	(861)	(468)	(1,169)	(1,945)

(Decrease) increase in cash and bank overdrafts	(256)	122	119	(1,484)
Translation adjustments	(9)	4	(21)	9
Cash and bank overdrafts at beginning of period	1,231	766	868	2,367

Cash and bank overdrafts at end of period	$966	$892	$966	$892

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$507	$898	$507	$898
Cash and cash equivalents in assets held for sale	461	—	461	—
Bank overdrafts	(2)	(6)	(2)	(6)

	$966	$892	$966	$892

Thomson Reuters Reports Third-Quarter 2018 Results

Thomson Reuters Corporation

Reconciliation of (Loss) Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2017	Change	2018	2017	Change
(Loss) earnings from continuing operations	$(58)	$143	n/m	$256	$335	-24%
Adjustments to remove:
Tax expense	128	—		152	26
Other finance costs (income)	11	57		(10)	145
Net interest expense	82	89		241	270
Amortization of other identifiable intangible assets	26	33		83	103
Amortization of computer software	96	76		294	265
Depreciation	24	23		83	85

EBITDA	$309	$421		$1,099	$1,229
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(1)	(1)		(5)	4
Other operating gains, net	(1)	(36)		(13)	(48)
Fair value adjustments	(5)	4		(1)	(2)

Adjusted EBITDA	$302	$388	-22%	$1,080	$1,183	-9%

Adjusted EBITDA margin(1)	23.4%	30.5%	-710bp	27.1%	30.5%	-340bp

n/m – not meaningful

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(2)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2017	Change	2018	2017	Change
Net earnings	$291	$348	-16%	$637	$868	-27%
Adjustments to remove:
Fair value adjustments	(5)	4		(1)	(2)
Amortization of other identifiable intangible assets	26	33		83	103
Other operating gains, net	(1)	(36)		(13)	(48)
Other finance costs (income)	11	57		(10)	145
Share of post-tax (earnings) losses in equity method investments	(1)	(1)		(5)	4
Tax on above items	(7)	8		(18)	(12)
Tax items impacting comparability	112	(5)		100	1
Earnings from discontinued operations, net of tax	(349)	(205)		(381)	(533)
Interim period effective tax rate normalization(3)	(2)	(6)		—	(8)
Dividends declared on preference shares	(1)	(1)		(2)	(2)

Adjusted earnings	$74	$196	-62%	$390	$516	-24%

Adjusted EPS	$0.11	$0.27	-59%	$0.55	$0.71	-23%

Foreign currency(4)			0%			0%
Constant currency(4)			-59%			-23%
Diluted weighted-average common shares (millions)	702.3	716.9		708.1	722.5

Refer to page 15 for footnotes.

Thomson Reuters Reports Third-Quarter 2018 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Discontinued Operations to Financial & Risk Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2017	Change	2018	2017	Change
Earnings from discontinued operations	$349	$205	70%	$381	$533	-29%
Adjustments to remove:
Tax expense (benefit)	135	(22)		1,021	(34)
Other finance costs	3	1		3	31
Net interest expense (income)	1	(5)		7	2
Amortization of other identifiable intangible assets	1	82		29	251
Amortization of computer software	—	95		30	254
Depreciation	3	50		17	137

EBITDA	$492	$406		$1,488	$1,174
Adjustments to remove:
Share of post-tax earnings in equity method investments	—	(1)		—	(1)
Other operating losses, net	1	6		61	35
Fair value adjustments	(16)	49		(81)	173
IP & Science discontinued operations	5	1		12	(1)

Financial & Risk discontinued operations adjusted EBITDA	$482	$461	5%	$1,480	$1,380	7%

Adjusted EBITDA margin(1)	31.3%	30.2%	110bp	31.6%	30.6%	100bp

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net cash provided by operating activities	$850	$808	$2,072	$1,274
Capital expenditures	(110)	(160)	(420)	(392)
Proceeds from disposals of property and equipment	—	—	27	—
Capital expenditures from discontinued operations	(116)	(96)	(362)	(318)
Other investing activities	1	1	19	16
Other investing activities from discontinued operations	—	(2)	—	(2)
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid to non-controlling interests from discontinued operations	(25)	(19)	(60)	(50)

Free cash flow	$599	$531	$1,274	$526

Thomson Reuters Corporation

Reconciliation of Operating Cash Flows from Discontinued Operations to Financial & Risk Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Operating cash flows from discontinued operations	$583	$408	$1,244	$881
Remove: Operating cash flows – IP & Science discontinued operations	—	5	—	54
Capital expenditures from discontinued operations	(116)	(96)	(362)	(318)
Other investing activities from discontinued operations	—	(2)	—	(2)
Dividends paid to non-controlling interests from discontinued operations	(25)	(19)	(60)	(50)

Free cash flow – Financial & Risk discontinued operations	$442	$296	$822	$565

Refer to page 15 for footnotes.

Thomson Reuters Reports Third-Quarter 2018 Results

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business units as earnings from continuing operations, or for F&R as earnings from discontinued operations, before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax (earnings) losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business units and Corporate. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Adjusted earnings and adjusted EPS include dividends declared on preference shares but exclude the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

Because Thomson Reuters reported a net loss under IFRS for the three months ended September 30, 2018, the weighted-average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since the company’s non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended September 30, 2018
IFRS: Basic and Diluted	701,212,419
Effect of stock options and other equity incentive awards	1,132,041

Non-IFRS Diluted	702,344,460

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(5)

Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by (used in) operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests from discontinued operations. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

Supplemental

Thomson Reuters Corporation

Depreciation and Amortization of Computer Software by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Legal	$67	$63	$195	$190
Tax & Accounting	36	31	110	95
Reuters News	4	4	12	13
Corporate	13	1	60	52

Total depreciation and amortization of computer software	$120	$99	$377	$350

Thomson Reuters Reports Third-Quarter 2018 Results

Appendix A

The following supplemental information provides revised 2017 business segment information excluding the Financial & Risk (F&R) business, which was classified as a discontinued operation for the first nine months of 2018. The information provided illustrates the company’s business on a continuing operations basis.

Revised Business Segment Information

(Excluding the F&R Segment)

(millions of U.S. dollars except for per share amounts)

(unaudited)

	Year Ended				Year Ended
	December 31, 2017	Adjustments			December 31, 2017
	Previously Reported	Remove F&R Segment Results	Add Back Retained Businesses(3)	Other Adjustments(4)	Revised Excluding F&R
Revenues
Financial & Risk	$6,112	(6,112)	—	—	—
Legal	3,390	—	69	—	$3,459
Tax & Accounting	1,551	—	—	—	1,551
Reuters News(1)	296	—	—	—	296
Eliminations	(16)	7	—	—	(9)

Revenues from continuing operations	$11,333	(6,105)	69	—	$5,297

Adjusted EBITDA(2)
Financial & Risk	$1,916	(1,916)	—	—	—
Legal	1,279	—	28	—	$1,307
Tax & Accounting	495	—	—	—	495
Reuters News(1)	27	—	—	—	27
Corporate	(280)	—	—	42	(238)

Adjusted EBITDA	$3,437	(1,916)	28	42	$1,591

Adjusted earnings(2)
Adjusted EBITDA	$3,437	(1,916)	28	42	$1,591
Depreciation and amortization of computer software	(995)	581	(10)	(46)	(470)
Adjustments:
Interest	(362)	—	—	5	(357)
Tax	(205)	121	(2)	(1)	(87)
Non-controlling interests	(64)	—	—	64	—
Dividends declared on preference shares	(2)	—	—	—	(2)

Adjusted earnings	$1,809	(1,214)	16	64	$675

Adjusted EPS(2)	$2.51	(1.68)	0.02	0.09	$0.94

(1)	Effective January 1, 2018, Reuters News became a reportable segment.

(2)

Refer to the explanatory footnotes earlier in this news release for definitions of our non-IFRS measures. Refer to the company’s 2017 Annual Report for a reconciliation of this non-IFRS financial measure to the most directly comparable IFRS measure.

(3)	Represents the Regulatory Intelligence and Compliance Learning businesses that was retained by the company’s Legal segment following the closing of the F&R transaction.

(4)	Other adjustments include the following:

•	Adjusted EBITDA contains costs primarily for real estate optimization that relate to properties transferred with the F&R business.

•	Depreciation and amortization of computer software relates to assets that were not transferred with the F&R business.

•	Non-controlling interests relates to third party shareholdings in Tradeweb that were transferred with the F&R business.

Thomson Reuters Reports Third-Quarter 2018 Results

Appendix A

The following supplemental information provides revised 2017 business segment information excluding the F&R business, which was classified as a discontinued operation for the first nine months of 2018. The information provided illustrates the company’s business on a continuing operations basis.

Revised Business Segment Information

(Excluding the F&R Segment)

(millions of U.S. dollars except for per share amounts and margins)

(unaudited)

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Revenues
Legal	$841	$858	$860	$900	$3,459
Tax & Accounting	417	350	341	443	1,551
Reuters News	74	74	73	75	296
Eliminations	(1)	(2)	(2)	(4)	(9)

Revenues from continuing operations	$1,331	$1,280	$1,272	$1,414	$5,297

Adjusted EBITDA(1)
Legal	$314	$325	$345	$323	$1,307
Tax & Accounting	141	103	95	156	495
Reuters News	13	9	7	(2)	27
Corporate	(53)	(57)	(59)	(69)	(238)

Adjusted EBITDA	$415	$380	$388	$408	$1,591

Adjusted earnings(1)
Adjusted EBITDA	$415	$380	$388	$408	$1,591
Depreciation and amortization of computer software	(124)	(127)	(99)	(120)	(470)
Adjustments:
Interest	(92)	(89)	(89)	(87)	(357)
Tax	(18)	(24)	(3)	(42)	(87)
Dividends declared on preference shares	(1)	—	(1)	—	(2)

Adjusted earnings	$180	$140	$196	$159	$675

Adjusted EPS(1)	$0.25	$0.19	$0.27	$0.22	$0.94

Adjusted EBITDA margin(1)
Legal	37.3%	37.9%	40.1%	35.9%	37.8%
Tax & Accounting	33.8%	29.4%	27.9%	35.2%	31.9%
Reuters News	17.6%	12.2%	9.6%	n/m	9.1%
Corporate	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	31.2%	29.7%	30.5%	28.9%	30.0%

n/m – not meaningful

n/a – not applicable

(1)	Refer to the explanatory footnotes earlier in this news release for definitions of our non-IFRS measures.